As filed with the Securities and Exchange Commission on October 9, 2024

Securities Act File No. 333-278206

Investment Company Act File No. 811-23440

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☑	Post-Effective Amendment No. 1

and

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑	Amendment No. 10

Nuveen Municipal Credit Opportunities Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Mark L. Winget

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service.

Copies of Communications to:

Eric S. Purple, Esquire	Joel D. Corriero, Esquire	Eric F. Fess
Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006	Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, Pennsylvania 19103	Chapman and Cutler LLP 111 W. Monroe Chicago, Illinois 60603

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective] amendment [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:       .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:      .

☒  This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-278206.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-278206) of Nuveen Municipal Credit Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits.

1.	Contained in Part A:

Financial Highlights of the Nuveen Municipal Credit Opportunities Fund (the “Registrant” or the “Fund”) for:

● Fiscal period ended April 30, 2024 (unaudited) are incorporated in Part A by reference to the Registrant’s April 30, 2024 Semi-Annual Report (unaudited) on Form N-CSR, as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0001193125-24-174137 on July 2, 2024;

● Fiscal years ended October 31, 2023, October 31, 2022, October 31, 2021, and October 31, 2020, and the fiscal period September 16, 2019 (commencement of operations) through October 31, 2019 are incorporated in Part A by reference to the Registrant’s October 31, 2023 Annual Report (audited) on Form N-CSR, as filed with the SEC via EDGAR Accession No. 0001193125-24-003425 on January 5, 2024.

Contained in Part B:

Registrant’s Financial Statements are incorporated in Part B by reference to Registrant’s October 31, 2023 Annual Report (audited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001193125-24-003425 on January 5, 2024 and Registrant’s April 30, 2024 Semi-Annual Report (unaudited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001193125-24-174137 on July 2, 2024.

2.	Exhibits:

(a)(1)	Declaration of Trust of Registrant, dated April 18, 2019 is incorporated herein by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-120377 on April 26, 2019.

(a)(2)	Declaration of Trust of Registrant, amended and restated, dated August 7, 2019 is incorporated herein by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-223677 on August 19, 2019.

(b)	Amended and Restated By-Laws of Registrant dated February 28, 2024 is filed. Amended and Restated By-Laws of Registrant dated February 28, 2024 is incorporated herein by reference to Exhibit b to Nuveen Municipal High Income Opportunity Fund’s Registration Statement on Form N-2 (File Nos. 333-277778 and 811-21449), as filed with the SEC via EDGAR Accession No. 0001193125-24-063442 on March 8, 2024.

(c)	None.

(d)	None.

(e)	Terms and Conditions of the Automatic Dividend Reinvestment Plan is incorporated herein by reference to Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-223677 on August 19, 2019.

(f)	None.

(g)(1)	Investment Management Agreement between the Registrant and Nuveen Fund Advisors, LLC, dated August 8, 2019 is incorporated herein by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-223677 on August 19, 2019.

(g)(2)	Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Nuveen Asset Management LLC, dated August 8, 2019 is incorporated herein by reference to Exhibit (g)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-223677 on August 19, 2019.

(h)(1)	Distribution Agreement Relating to At-the-Market offerings between the Registrant and Nuveen Securities, LLC dated March 24, 2021 is incorporated herein by reference to Exhibit (h)(1) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) as filed with the SEC via EDGAR Accession No. 0001193125-21-096764 on March 26, 2021.

(h)(2)	Dealer Agreement Relating to At-the-Market offerings between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated dated March 24, 2021 is incorporated herein by reference to Exhibit (h)(2) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) as filed with the SEC via EDGAR Accession No. 0001193125-21-096764 on March 26, 2021.

(h)(3)	Distribution Agreement Relating to At-the-Market offerings between the Registrant and Nuveen Securities LLC to be filed by amendment.

(h)(4)	Dealer Agreement Relating to At-the-Market offerings between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated to be filed by amendment.

(i)(1)	Nuveen Fund Board Voluntary Deferred Compensation Plan for Independent Directors and Trustees, effective November 1, 2021, is incorporated herein by reference to Exhibit (i)(2) to Nuveen Enhanced High Yield Municipal Bond Fund Registration Statement on Form N-2 (File No. 333-231722 and 811-23445), as filed with the SEC via EDGAR Accession No. 0001193125-22-206173 on July 29, 2022.

(i)(2)	Nuveen Fund Board Voluntary Deferred Compensation Plan for Independent Directors and Trustees, effective November 1, 2021, as amended July 1, 2023, is incorporated herein by reference to Exhibit (i)(3) to Nuveen Enhanced High Yield Municipal Bond Fund Registration Statement on Form N-2 (File No. 333-231722 and 811-23445), as filed with the SEC via EDGAR Accession No. 0001193125-23-197735 on July 28, 2023.

(j)(1)	Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (j)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-234592) as filed with the SEC via EDGAR Accession No. 0001193125-20-174170 on June 19, 2020.

(j)(2)	Amendment and revised Appendix A, updated as of July 31, 2020, to the Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company is incorporated herein by reference to Exhibit j.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-259086) as filed with the SEC via EDGAR Accession No. 0001193125-21-257648 on August 26, 2021.

(j)(3)	Amendment and revised Appendix A, effective September 8, 2022, to the Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated July 15, 2015 is incorporated herein by reference to Exhibit g.3 to Post-Effective Amendment No. 81 to Nuveen Investment Trust V’s Registration Statement on Form N-1A (File Nos. 333-138592 and 811-21979), as filed with the SEC via EDGAR Accession No. 0001193125-22-314076 on December 29, 2022.

(k)(1)	Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-234592), as filed with the SEC via EDGAR Accession No. 0001193125-20-174170 on June 19, 2020.

(k)(2)	First Amendment dated September 7, 2017, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and ComputerShare Inc. and ComputerShare Trust Company, N.A. is incorporated herein by reference to Exhibit (k)(2) to Nuveen Municipal Credit Opportunities Fund’s Registration Statement on Form N-2 (File Nos. 333-254678 and 811-23440) as filed with the SEC via EDGAR Accession No. 0001193125-21-092969 on March 25, 2021.

(k)(3)	Second Amendment dated February 26, 2018, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit k.3 to Nuveen Municipal Credit Opportunities Fund’s Registration Statement on Form N-2 (File Nos. 333-254678 and 811-23440) as filed with the SEC via EDGAR Accession No. 0001193125-21-092969 on March 25, 2021.

(k)(4)	Third Amendment dated May 11, 2020, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit k.4 to Nuveen Municipal Credit Opportunities Fund’s Registration Statement on Form N-2 (File Nos. 333-254678 and 811-23440) as filed with the SEC via EDGAR Accession No. 0001193125-21-092969 on March 25, 2021.

(k)(5)	Amended and Restated Schedule A, effective March 28, 2023, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company N.A. is incorporated herein by reference to Exhibit k.5 to Nuveen California Select Tax-Free Income Portfolio’s Registration Statement on Form N-2 (File Nos. 333-271871 and 811-06623) as filed with the SEC via EDGAR Accession No. 0001193125-23-143216 on May 12, 2023.

(k)(6)	Rule 12d1-4 Investment Agreement between RiverNorth Funds as Acquiring Funds and Nuveen CEFs as Acquired Funds, dated January 19, 2022, is incorporated herein by reference to Exhibit k.6 to Nuveen California Select Tax Free Income Portfolio’s Registration Statement on Form N-2 (File Nos. 333-271871 and 811-06623) as filed with the SEC via EDGAR Accession No. 0001193125-23-143216 on May 12, 2023.

(l)(1)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP is incorporated herein by reference to Exhibit (l)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206) as filed with the SEC via EDGAR Accession No. 0001999371-24-012127 on September 19, 2024.

(l)(2)	Opinion and Consent of Morgan, Lewis & Bockius LLP is incorporated herein by reference to Exhibit (l)(2) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206) as filed with the SEC via EDGAR Accession No. 0001999371-24-012127 on September 19, 2024.

(m)	None.

(n)	Consent of KPMG LLP, independent registered public accounting firm, is incorporated herein by reference to Exhibit (n) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206) as filed with the SEC via EDGAR Accession No. 0001999371-24-012127 on September 19, 2024.

(o)	None.

(p)	Subscription Agreement dated July 18, 2019, between the Registrant and Nuveen Fund Advisors, LLC is incorporated herein by reference to Exhibit (p) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-231036) as filed with the SEC via EDGAR Accession No. 0001193125-19-201462 on July 25, 2019.

(r)(1)	Code of Ethics and Reporting Requirements of Nuveen, as amended January 1, 2024, is incorporated herein by reference to Exhibit (p)(i) to Nushares ETF Trust’s Registration Statement on Form N-1A (File Nos.333-212032 and 811-23161), as filed with the SEC via EDGAR Accession No. 0001193125-24-051051 on February 29, 2024.

(r)(2)	Code of Ethics for the Independent Trustees of the Nuveen Funds, TIAA-CREF Funds and TIAA-CREF Funds, dated January 1, 2024, is incorporated herein by reference to Exhibit (p)(ii) to Nushares ETF Trust’s Registration Statement on Form N-1A (File Nos.333-212032 and 811-23161), as filed with the SEC via EDGAR Accession No. 0001193125-24-051051 on February 29, 2024.

(s)	Calculation of Filing Fees Table is incorporated herein by reference to Exhibit (s) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206) as filed with the SEC via EDGAR Accession No. 0001999371-24-012127 on September 19, 2024.

(t)(1)	Powers of Attorney for Mses. Lancellotta, Medero and Wolff and Messrs. Toth, Moschner, Nelson, Thornton and Young, dated June 14, 2023, are incorporated herein by reference to Exhibit (t)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206 and 811-23440) as filed with the SEC via EDGAR Accession No. 0001193125-24-076394 on March 25, 2024.

(t)(2)	Powers of Attorney for Messrs. Boateng, Forrester, Kenny, and Starr, dated January 1, 2024 are incorporated herein by reference to Exhibit (t)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206 and 811-23440) as filed with the SEC via EDGAR Accession No. 0001193125-24-076394 on March 25, 2024.

(t)(3)	Powers of Attorney for Messrs. Boateng and Forrester, dated July 10, 2024 are filed herewith.

Item 26:	Marketing Arrangements.

See relevant Sections of the Distribution Agreement and Dealer Agreement to be filed as Exhibits (h)(3) and (h)(4), respectively, to this Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$25,000
Legal Fees	$65,000
Accounting Fees	$2,750
Stock Exchange Listing Fees	$2,500
Miscellaneous Fees	$1,750

$97,000

Item 28:	Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29:	Number of Holders of Securities.

As of September 30, 2024:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	12,347
Preferred Shares, $0.01 par value	3
Total	12,350

Item 30:	Indemnification.

Article XII, Section 4 of the Registrant’s Declaration of Trust provides as follows:

Article XII, Section 4: Indemnification Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)	against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)	in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by Joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and retention.

Section 4 of the Dealer Agreement filed as Exhibit h.4 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”) manages the Registrant and serves as investment adviser or manager to other open-end and closed-end management investment companies and to separately managed accounts. The principal business address for all of these investment companies and the persons named below is 333 West Wacker Drive, Chicago, Illinois 60606.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management of the Fund” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Oluseun Salami, Executive Vice President and Chief Financial Officer	Senior Vice President (since 2020) NIS/R&T, Inc.; Senior Vice President and Chief Financial Officer, Nuveen Alternative Advisors LLC (since 2020), Teachers Advisors, LLC (since 2020), TIAA-CREF Asset Management LLC (since 2020) and TIAA-CREF Investment Management, LLC (since 2020); Executive Vice President (since 2022), formerly, Senior Vice President (2020-2022), and Chief Financial Officer (since 2020), Nuveen, LLC; Executive Vice President and Chief Financial Officer (since 2022), Nuveen Investments, Inc.; Executive Vice President (since 2021), formerly, Senior Vice President, Chief Financial Officer (2018-2021), Business Finance and Planning (2020) Chief Accounting Officer (2019-2020), Corporate Controller (2018-2020), Teachers Insurance and Annuity Association of America; formerly, Senior Vice President, Corporate Controller, College Retirement Equities Fund, TIAA Board of Overseers, TIAA Separate Account VA-1, TIAA-CREF Funds, TIAA-CREF Life Funds (2018-2020).

Megan Sendlak, Managing Director and Controller	Managing Director and Controller (since 2020) of Nuveen Alternatives Advisors LLC, Nuveen Asset Management, LLC, Nuveen Investments, Inc., Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC; Managing Director (since 2019) and Controller (since 2020), formerly, Assistant Controller (2019-2020), of Nuveen Securities, LLC; Managing Director and Controller (since 2020), formerly, Vice President and Corporate Accounting Director (2018-2020) of Nuveen, LLC; Managing Director and Controller (since 2021), formerly, Vice President and Assistant Controller (2019-2021), of NIS/R&T, INC.; formerly, Vice President and Controller of NWQ Investment Management Company, LLC and Santa Barbara Asset Management, LLC (2020-2021); Vice President and Controller of Winslow Capital Management, LLC (since 2020).

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Michael A. Perry, President	Chief Executive Officer (since 2023), formerly, Co-Chief Executive Officer (2019-2023), Executive Vice President (2017-2019) and Managing Director (2015-2017) of Nuveen Securities, LLC; and Executive Vice President (since 2017) of Nuveen Alternative Investments, LLC.

Erik Mogavero, Managing Director and Chief Compliance Officer	Formerly employed by Deutsche Bank (2013-2017) as Managing Director, Head of Asset Management and Wealth Management Compliance for the Americas region and Chief Compliance Officer of Deutsche Investment Management Americas.

Nuveen Asset Management LLC (“Nuveen Asset Management”) currently serves as sub-adviser to the Fund and as an investment adviser or sub-adviser to certain other open-end and closed-end funds and as investment adviser to separately managed accounts. The address for Nuveen Asset Management is 333 West Wacker Drive, Chicago, Illinois 60606. See “Investment Adviser, Sub-Adviser and Portfolio Managers” in Part B of the Registration Statement.

Set forth below is a list of each director and officer of Nuveen Asset Management, indicating each business, profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

Name and Position with Nuveen Asset Management	Other Business Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	Executive Vice President (since 2020) of Nuveen, LLC; formerly, Executive Vice President (2020-2023) of Nuveen Securities, LLC; President, Nuveen Investments, Inc. (since 2020), Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC (since 2019); Senior Managing Director (since 2019) of Nuveen Alternative Advisors LLC; Senior Managing Director (since 2022) and Chairman (since 2019) of Churchill Asset Management LLC.

Stuart J. Cohen, Managing Director and Head of Legal	Managing Director and Assistant Secretary (since 2002) of Nuveen Securities, LLC; Managing Director (since 2007) and Assistant Secretary (since 2003) of Nuveen Fund Advisors, LLC; Managing Director, Associate General Counsel and Assistant Secretary (since 2023) of Nuveen Alternatives Investments, LLC and (since 2019) of Teachers Advisors, LLC; Managing Director, Assistant Secretary (since 2019) and Assistant General Counsel (since 2023), formerly, General Counsel (2019-2023) of TIAA-CREF Investment Management, LLC; Vice President and Assistant Secretary (since 2008) of Winslow Capital Management, LLC; formerly, Vice President (2007-2021) and Assistant Secretary (2003-2021) of NWQ Investment Management Company, LLC; formerly Vice President (2007-2021) and Assistant Secretary (2006-2021) of Santa Barbara Asset Management, LLC.

Name and Position with Nuveen Asset Management	Other Business Profession, Vocation or Employment During Past Two Years

Travis M. Pauley, Managing Director and Chief Compliance Officer	Regional Head of Compliance and Regulatory Legal (2013-2020) of AXA Investment Managers.

Megan Sendlak Managing Director and Controller	Managing Director and Controller (since 2020) of Nuveen Alternatives Advisors LLC, Nuveen Investments, Inc., Nuveen Fund Advisors, LLC, Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC; Managing Director (since 2019) and Controller (since 2020), formerly, Assistant Controller (2019-2020), of Nuveen Securities, LLC; Managing Director and Controller (since 2020), formerly, Vice President and Corporate Accounting Director (2018-2020) of Nuveen, LLC; Managing Director and Controller (since 2021), formerly, Vice President and Assistant Controller (2019-2021), of NIS/R&T, INC., formerly, Vice President and Controller of NWQ Investment Management Company, LLC and Santa Barbara Asset Management, LLC (2020-2021); Vice President and Controller of Winslow Capital Management, LLC (since 2020).

Item 32:	Location of Accounts and Records.

Nuveen Fund Advisors, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser. Nuveen Asset Management in its capacity as sub-adviser, may also hold certain accounts and records of the Fund.

State Street Bank and Trust Company, One Congress Street, Suite 1, Boston, Massachusetts 02111, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Advisors or Nuveen Asset Management.

Item 33:	Management Services.

Not applicable.

Item 34:	Undertakings.

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.      Not applicable.

b.     that, for the purpose of determining any liability under the Securities Act, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.     that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

a.     for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information. Additionally, the Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 9th day of October, 2024.

NUVEEN MUNICIPAL CREDIT OPPORTUNITIES FUND

/s/ Mark L. Winget
Mark L. Winget Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ E. SCOTT WICKERHAM E. Scott Wickerham	Vice President and Controller (Principal Financial and Accounting Officer)	October 9, 2024

/s/ DAVID J. LAMB David J. Lamb	Chief Administrative Officer (principal executive officer)	October 9, 2024

Thomas J. Kenny*	Co-Chair of the Board and Trustee

Terence J. Toth*	Trustee

Joseph A. Boateng*	Trustee

Michael A. Forrester*	Trustee

Amy B. R. Lancellotta*	Trustee

Joanne T. Medero*	Trustee

Albin F. Moschner*	Trustee

John K. Nelson*	Trustee

Loren M. Starr*	Trustee

Matthew Thornton III*	Trustee

Margaret L. Wolff*	Trustee

Robert L. Young*	Co-Chair of the Board and Trustee

*	The powers of attorney authorizing Mark L. Winget, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and were filed as Exhibits t.1 and t.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-278206) filed on March 25, 2024. The powers of attorney for Messrs. Boateng and Forrester have been executed and are filed herewith as Exhibit t.3.

EXHIBIT INDEX

EXHIBIT	EXHIBIT NAME

(t)(3)	Powers of Attorney for Messrs. Boateng and Forrester, dated July 10, 2024.